June 26, 2024

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EWSB Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333-277828)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join EWSB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. EDT on June 28, 2024, or as soon thereafter as may be practicable.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:	/s/ Allan D. Jean
Name:	Allan D. Jean
Title:	Director